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                           April 2, 2021

       Lisa Walters-Hoffert
       Chief Financial Officer
       Dar   Bioscience, Inc.
       3655 Nobel Drive, Suite 260
       San Diego, CA 92122

                                                        Re: Dar   Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2021
                                                            File No. 333-254862

       Dear Ms. Walters-Hoffert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Scott Stanton